UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

72 Pinchas Rosen Street
Tel-Aviv 6951294, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Compugen Ltd.

On July 29, 2015, Compugen Ltd. (the “Company”) held its 2015 Annual General Meeting of Shareholders (the “Meeting”). The proxy statement for the Meeting was filed by the Company with the Securities and Exchange Commission as an exhibit to its Report on Form 6-K on June 16, 2015 (File No. 000-30902) and is incorporated herein by reference. All of the proposals brought before the shareholders at the Meeting have been approved by the shareholders.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-185910 and 333-198368.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: July 29, 2015	By:	/s/ Donna Gershowitz
Donna Gershowitz General Counsel